

July 18, 2014

Via E-mail
Jonathan S. Mothner
Executive Vice President, General Counsel and Secretary
Synchrony Financial
777 Long Ridge Road
Stamford, CT 06902

Re: **Synchrony Financial**
Registration Statement on Form S-1
Filed July 3, 2014
File No. 333-197244

Dear Mr. Mothner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. The registration statement contains a number of blanks for information such as information related to the initial public offering, the valuation and due dates of the notes, use of proceeds, and the capitalization table. Please revise to include any missing information in your next amendment.

2. Please make conforming changes consistent with the equity offering filing previously made.

Underwriters, page 244

3. With a view to adding disclosure, advise the staff if any of the underwriters intend to sell to any accounts over which it exercises discretionary authority. See Item 508(j) of Regulation S-K.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Corey Chivers
        Weil, Gotshal & Manges LLP